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As filed with the Securities and Exchange Commission on August 13, 2001

Registration No 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PLUM CREEK TIMBER COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	91-1912863
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

999 Third Avenue, Suite 2300
Seattle, Washington 98104
(206) 467-3600
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

James A Kraft, Esq.
Vice President, General Counsel and Secretary
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 2300
Seattle, Washington 98104
(206) 467-3600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

with copies to:
Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5000

Approximate date of commencement of proposed sale to the public:
From time to time or at one time after the effective date of this Registration Statement as determined by the Optionholders.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /x/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.01 per share	3,705,364(1)	$28.148(2)	$104,298,585(2)	$26,074(3)

(1)
Based upon the maximum number of shares of common stock of Plum Creek Timber Company, Inc. that may be issued pursuant to the Agreement and Plan of Merger, dated as of July 18, 2000, as amended on June 12, 2001, by and among Plum Creek Timber Company, Inc., Georgia-Pacific Corporation, and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., upon the exercise of certain options for Georgia-Pacific Corporation-Timber Group common stock.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and 457(h) of the Securities Act of 1933. This amount was calculated by multiplying (1) 3,705,364, the maximum number of shares of common stock of Plum Creek Timber Company, Inc. to be received by the optionholders in connection with the mergers upon the exercise of certain options for Georgia-Pacific Corporation-Timber Group common stock, by (2) $28.148, the average of the high and low sale prices for a share of common stock of the Company on August 7, 2001, as reported on the New York Stock Exchange Composite Tape.
(3)
The registration fee has been calculated pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933 by multiplying (1) $104,298,585, the proposed maximum aggregate offering price by (2) .00025.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

    Plum Creek Timber Company, Inc. (the "Company") has prepared this Registration Statement in accordance with the requirements of Form S-3 under the Securities Act of 1933, as amended, to register 3,705,364 shares of common stock, par value $.01 per share, of the Company issuable upon the exercise of Georgia-Pacific Corporation—Timber Group common stock options which will become exercisable for shares of common stock of the Company upon the consummation of the mergers (the "Mergers") of six wholly owned subsidiaries of Georgia-Pacific with and into Plum Creek. The options are held by individuals who are not, and have not been, employees of the Company. The Company does not intend to have this Registration Statement become effective until after the consummation of the Mergers.

PROSPECTUS

PLUM CREEK TIMBER COMPANY, INC.
3,705,364 SHARES OF COMMON STOCK

    We are offering 3,705,364 shares of our common stock issuable upon the exercise of options for shares of Georgia-Pacific Corporation-Timber Group common stock, which we refer to as "Timber Company common stock," held by individuals, or the "Optionholders," who are not, and have not been, our employees. The options held by the Optionholders will become exercisable for shares of our common stock upon the consummation of the mergers of six wholly owned subsidiaries, or the "Subsidiaries," of Georgia-Pacific, which will collectively own all of the assets and liabilities of Georgia-Pacific's timber and timberlands business, which we refer to as "The Timber Company," with and into us. We anticipate that the mergers will occur in late 2001.

    We will pay all of the expenses incident to the registration, offering and sale of these shares under the registration statement.

    Our common stock is listed on the New York Stock Exchange and on the Pacific Exchange under the symbol "PCL." The closing price of our common stock as quoted on the NYSE on August 10, 2001 was $29.4219 per share.

    Our principal executive offices are located at 999 Third Avenue, Suite 2300, Seattle, Washington 98104-4096, and our telephone number is (206) 467-3600.

This investment involves risks. See the "Risk Factors" beginning on page 1.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2001.

RISK FACTORS

    You should carefully consider the following risks as well as the other information contained or incorporated by reference in this prospectus.

Risk Factors Applicable to the Mergers

    The Expected Benefits of Integrating Our Operations With The Timber Company May Not Be Realized

    We, as the surviving corporation in the mergers, expect to maintain the existing business of Plum Creek and The Timber Company and to realize modest cost savings and other synergies from the mergers. Nevertheless, our success in maintaining our business and in realizing these cost savings and synergies, and the timing of this realization, depend on the quality and speed of the integration process. There are numerous systems that must be integrated, including information systems, purchasing, accounting and finance, sales, billing, payroll and regulatory compliance. We, as the surviving corporation, may experience difficulty maintaining our business and may not realize the cost savings and synergies from integrating the operations of Plum Creek and The Timber Company following completion of the mergers as fully or as quickly as we expect for a number of reasons, including:

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  our increased size and the resulting complexity of our organization;

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  potential errors in planning or executing the integration; and

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  the occurrence of unexpected events such as changes in the markets in which we operate.

    If we are unable to integrate effectively the operations of Plum Creek and The Timber Company in a timely and efficient manner, then some or all of the benefits of the mergers may be delayed or may not be realized and, as a result, our operating results and the market price of our common stock may be adversely affected. In particular, if the integration is not done in a timely and efficient manner:

  •
  key personnel may be lost; and

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  current customers may not be retained.

    In addition, the attention and effort devoted to integrating our business with The Timber Company could have the effect of diverting management's attention from other matters, and could potentially harm our business and operating results.

Tax Risk Factors

    If the Redemption Did Not Qualify for Tax-Free Treatment, Georgia-Pacific and the Holders of Timber Company Common Stock Would Be Subject to Tax

    We and Georgia-Pacific have received opinions from our respective tax counsel that the redemption of Timber Company common stock and the mergers will generally be treated as tax-free transactions for Federal income tax purposes, that is that the redemptions will be eligible for treatment under section 355 of the Internal Revenue Code of 1986, as amended. In rendering their respective tax opinions, tax counsel noted that the redemption presents novel factual and legal issues and that the conclusions in their opinions depend heavily on representations from our officers and those of Georgia-Pacific. In addition, we and Georgia-Pacific sought a ruling from the Internal Revenue Service with respect to the treatment of the redemption as a tax-free exchange under section 355 of the Internal Revenue Code. The Internal Revenue Service exercised its discretion not to issue the ruling on the basis that the evidence proffered in support of the business purposes for the redemption and the mergers did not meet the high standard that the published procedures of the Internal Revenue Service require taxpayers to satisfy in order to receive favorable rulings. It is not possible to predict whether the efforts of the parties to obtain a ruling will cause the redemption to be subject to greater scrutiny or challenge by the Internal Revenue Service. Although tax counsel have issued their respective tax opinions, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service would not challenge the transactions and that, if the Internal Revenue Service did so, it would not be upheld by a court.

    If, for any reason, the redemption were not eligible for treatment under section 355 of the Internal Revenue Code, Georgia-Pacific would recognize taxable gain on the redemption in an amount approximately equal to the value of the Subsidiaries at the time of the redemption. Under the tax matters agreement, we would generally be responsible for 50% of such liability, in excess of the proceeds of the insurance policies. Assuming that the price of our common stock on the record date was the correct measure of the fair market value of the Subsidiaries, and assuming that Georgia-Pacific has little or no tax basis in the stock of the Subsidiaries, the Federal income tax liability would be approximately $1.0 billion, excluding interest and any penalties.

    The Insurance Policies Will Not Cover All Circumstances Under Which the Separation and Redemption Could Become Taxable to Georgia-Pacific and Will Not Cover All of the Potential Tax Liability

    The Timber Company has obtained commitments for insurance from a number of major insurance companies providing a total of $500 million of insurance against the risk that Georgia-Pacific would be subject to tax on the redemption. We expect that the insurance policies generally will only cover the risk that the legal analysis of the redemption is not accepted by the Internal Revenue Service or the courts. If, for example, the redemption were subject to tax because our representations or those of Georgia-Pacific were untrue or incorrect, Georgia-Pacific would likely not be able to collect under the terms of the insurance policies. The insurance policies will not cover any tax liability of a holder of Timber Company common stock either from the redemption or the mergers. In addition, subject to specified exceptions, neither we nor Georgia-Pacific may settle a claim relating to an insured tax loss without the consent of the insurers.

    We Will Have to Abide by Potentially Significant Restrictions With Respect to Issuances of Our Equity Securities For Two Years After the Mergers

    Even if the redemption otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, Georgia-Pacific may, nevertheless, be subject to tax under section 355(e) of the Internal Revenue Code if acquisitions or issuances of our stock following the mergers cause the former holders of Timber Company common stock to own less than a majority of the outstanding shares of our common stock. In particular, section 355(e) of the Internal Revenue Code will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the redemption. For this purpose, any acquisitions or issuances of our stock within two years after the mergers are presumed to be part of such a plan, although we and Georgia-Pacific may be able to rebut that presumption. If such an issuance or acquisition of our stock triggers the application of section 355(e) of the Internal Revenue Code, Georgia-Pacific would recognize taxable gain on the redemption, but the redemption would generally be tax-free to each holder of Timber Company common stock. Under the tax matters agreement between us and Georgia-Pacific, we would be required to indemnify Georgia-Pacific against that taxable gain if it were triggered by an acquisition or issuance of our stock. Upon completion of the mergers, former holders of Timber Company common stock will own approximately 62% of the outstanding shares of our common stock.

    Because of the change in control limitation imposed by section 355(e) of the Internal Revenue Code, we may be limited in the amount of stock that we can issue to make acquisitions or to raise additional capital in the two years subsequent to the mergers. Also, our indemnity obligation to Georgia-Pacific might discourage, delay or prevent a change of control that our stockholders may consider favorable.

    We May Be Subject to Corporate Level Tax On The Sale of Timber Pursuant to Timber Cutting Contracts

    If we acquire an asset from a corporation in a tax-free transaction (including assets acquired pursuant to the mergers or transactions similar to the mergers), we must make an election to pay corporate level Federal income tax with respect to the appreciation that exists in the acquired asset (i.e., the excess of the fair market value of the asset over its adjusted tax basis) at the time of the acquisition (the "built-in gains tax") if the asset is sold within the 10-year period following the acquisition. We intend to take the position that the income we derive from the harvesting and sale of timber pursuant to timber cutting contracts (as opposed to the gain derived from the sale of timberlands we acquired in the mergers) will not be subject to the built-in gains tax. Although this position is not entirely free from doubt, it is consistent with the conclusion reached by the Internal Revenue Service in a Technical Advice Memorandum and numerous private letter rulings that were issued to other taxpayers. The Internal Revenue Service announced, however, that it intends to revisit this issue. Although it is difficult to predict whether the Internal Revenue Service will change its position on this issue, or when notice of such a change, if any, would be issued, we believe that any such change issued by the Internal Revenue Service should only apply prospectively and should not affect the income we derive from the harvesting of timber acquired pursuant to the mergers.

    If the built-in gains tax were to apply to our harvesting and sale of timber, a substantial portion of our income would be subject to double taxation (i.e., at the entity and shareholder levels) for the 10-year period following the mergers, and as a result, our operating results and the market price of our common stock would be adversely affected.

Risk Factors Applicable to Our Business after the Completion of the Mergers

    The Cyclical Nature of the Forest Products Industry Could Adversely Affect Our Results of Operations

    Our results of operations are affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products are subject to cyclical fluctuations. The demand for logs and wood products is primarily affected by the level of new residential construction activity and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for logs is also affected by the demand for wood chips in the pulp and paper markets. These activities are, in turn, subject to fluctuations due to, among other factors:

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  changes in domestic and international economic conditions;

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  interest rates;

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  population growth and changing demographics; and

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  seasonal weather cycles (e.g., dry summers, wet winters).

    Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This results in lower revenues, profits and cash flows. In addition, our results of operations may be subject to global economic changes as global supplies of wood fiber shift in response to changing economic conditions. Changes in global economic conditions that could affect our results of operations include, but are not limited to, new timber supply sources and changes in currency exchange rates, foreign and domestic interest rates and foreign and domestic trade policies.

    Also, industry-wide increases in the supply of logs and wood products have led in general to the downward pressure on prices during the past twelve months. In response to a favorable price environment during much of fiscal year 1999, many timber companies increased production volumes for logs and wood products. However, this increased production, coupled with a modest decline in demand for these products in general, has led to oversupply and lower prices.

    In addition, the market for and ability to sell non-strategic timberlands and timberland properties that have higher and better uses can have a significant effect on our results of operations. Market demand for timberlands generally and higher and better use timberlands may decrease and adversely affect our results of operations.

    Historically, Canada has been a significant source of lumber for the United States market, particularly in the new home construction market. However, in 1995, the United States and Canadian governments entered into a five-year lumber trade agreement that became effective April 1, 1996. This agreement was intended to limit the volume of Canadian lumber exported into the United States through the assessment of an export tariff on annual lumber exports to the United States in excess of certain levels from the four major producing Canadian provinces. The agreement expired in April 2001, and it is uncertain whether it will be renewed or whether a similar agreement will be entered into between the two countries. Following expiration of the agreement, a U.S. industry coalition brought antidumping lawsuits against Canadian exporters. As a result, inventories in Canada of lumber intended for export to the U.S. market have increased. If the lawsuits are not successful, or if a similar trade agreement between the two countries is not ultimately executed, then a significant increase in the supply of lumber to U.S. markets from Canadian sources could result, which could increase downward pressure on lumber and log prices.

    The Forest Products Industry is Highly Competitive

    The forest products industry is highly competitive in terms of price and quality. Wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. For example, plywood markets are subject to competition from oriented strand board, and U.S. lumber and log markets are subject to competition from other worldwide suppliers.

    Our Cash Distributions are Not Guaranteed and May Fluctuate

    On July 1, 1999, we converted from a master limited partnership to a real estate investment trust, or "REIT." REITs are required to distribute 90% of their net taxable ordinary income. However, unlike ordinary income such as rent, the Internal Revenue Code does not require REITs to distribute capital gain income. Accordingly, we do not believe that the Internal Revenue Code will require us to distribute any material amounts of cash given that the majority of our income comes from timber sales, which are treated as capital gains. Our board of directors, in its sole discretion, determines the amount of the quarterly distributions to be provided to our stockholders based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands and those timberland properties that have higher and better uses. Consequently, our distribution levels may fluctuate.

    Notwithstanding the foregoing, we will be required, by January 31, 2002, to distribute the earnings and profits acquired from the Subsidiaries. As a result of this requirement, a portion of the distribution that would otherwise be a return of capital or capital gain to our stockholders will be ordinary income for Federal income tax purposes. If the mergers are completed in 2001 and we fail to distribute an amount equal to the Subsidiaries' earnings and profits on or before January 31, 2002, we might be subject to adverse tax consequences. We expect that we may have to make a special distribution in December, 2001 or, alternatively, we may accelerate a dividend regularly scheduled for payment in the year 2002 and pay it no later than January 31, 2002. Based on the amounts anticipated to be distributed to stockholders after consummation of the mergers in 2001, we expect that, even if the earnings and profits of the Subsidiaries were subsequently adjusted upward by the Internal Revenue Service, the amounts distributed would exceed such earnings and profits. Nevertheless, such an adjustment may give rise to the imposition of the 4% excise tax on the excess of income required to be distributed over the amounts treated as distributed after application of the earnings and profits rule.

    Our Ability to Harvest Timber May Be Subject to Limitations Which Could Adversely Affect Our Operations

    Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of timberlands as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural disasters. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage with respect to damage to our timberlands.

    Much of our Northwest timberlands are intermingled with sections of Federal land managed by the United States Forest Service. In many cases, access is only, or most economically, achieved through a road or roads built across adjacent Federal land. In order to access these intermingled timberlands, we have obtained from time to time either temporary or permanent access rights across Federal lands. This process has often been, and will likely continue to be, affected by, among other things, the requirements of the Endangered Species Act, the National Environmental Policy Act and the Clean Water Act. Access and regulatory restrictions may delay or prevent us from harvesting some of our timberlands.

    Our revenues, net income and cash flow from our operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. In addition, our ability to accelerate the harvest of significant amounts of timber in order to fund distributions to stockholders may be limited by the terms of our long-term debt agreements and lines of credit.

    Provisions in Our Certificate of Incorporation and Delaware Law May Prevent a Change in Control

    Some provisions of our certificate of incorporation may discourage a third party from seeking to gain control of us. For example, the ownership limitations described in our certificate of incorporation could have the effect of delaying, deferring, or limiting a change of control in which holders of our common stock might receive a premium for their shares over the then prevailing market price. The following is a summary of provisions of our certificate of incorporation which may have this effect.

  The Ownership Limit

    In order for us to maintain our qualification as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code. For the purpose of preserving our REIT qualification, our certificate of incorporation prohibits ownership either directly or under the applicable attribution rules of the Internal Revenue Code of more than 5% of the lesser of the total number of shares of our common stock outstanding or the value of the outstanding shares of our common stock by any stockholder other than by some designated persons agreed to by us or as set forth in our certificate of incorporation (the "Ownership Limit"). The Ownership Limit may have the effect of discouraging an acquisition of control of us without the approval of our board of directors.

    The Ownership Limit in our certificate of incorporation also restricts the transfer of our common stock. For example, any transfer of our equity is null and void if the transfer would:

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  result in any person owning, directly or indirectly, equity in excess of the Ownership Limit;

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  result in our equity being owned, directly or indirectly, by fewer than 100 persons;

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  result in us being "closely held" (as defined in the Internal Revenue Code);

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  result in us failing to qualify as a "domestically controlled REIT" (as defined in the Internal Revenue Code); or

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  otherwise cause us to fail to qualify as a REIT.

These transfer restrictions, however, allow specific persons designated in our certificate of incorporation to beneficially own, in the aggregate, up to 27% of our outstanding common stock. This exception will be permanently reduced to the extent that these persons sell their shares of our common stock or to the extent that new issuances of our common stock reduce their percentage of beneficial ownership. This limitation will be reduced to approximately 10% after the mergers. In addition, our board of directors has agreed, subject to the receipt of acceptable undertakings, to waive the Ownership Limit with respect to shares of our common stock held by Southeastern Asset Management and Capital Research and Management.

  The Preferred Stock

    Our certificate of incorporation authorizes our board of directors to issue up to 75 million shares of preferred stock. Upon issuance, our board of directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders' best interests.

  Section 203 of the Delaware General Corporation Law

    Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in business transactions with a person or entity that owns 15% or more of our voting stock for a period of three years following the time such person or entity became an "interested stockholder" unless, prior to such time, our board of directors approved either the business combination or the transaction which resulted in such person or entity becoming an interested stockholder. A business transaction may include mergers, asset sales and other transactions resulting in financial benefit to the person or entity that owns 15% or more of our voting stock.

    If We Fail to Qualify as a REIT, We Would Be Subject to Tax at Corporate Rates and Would Not Be Able to Deduct Distributions to Stockholders When Computing Our Taxable Income

    If in any taxable year we fail to qualify as a REIT:

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  we would be subject to Federal and state income tax on our taxable income at regular corporate rates of approximately 39%;

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  we would not be allowed to deduct distributions to stockholders in computing our taxable income; and

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  unless we were entitled to relief under the Internal Revenue Code, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

    If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or distribution to our stockholders would be reduced for each of the years involved.

    Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, there cannot be any assurance that we are or will remain so qualified.

    In addition, the rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the United States Department of the Treasury. Changes to the tax law could adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

    Our Timberlands Are Subject to Federal and State Environmental Regulations

    We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties, remediation expenses, potential injunctions, cease and desist orders and criminal penalties. We engage in the following activities which are subject to regulation:

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  forestry activities, including harvesting, planting and road building, use and maintenance;

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  the generation of air emissions;

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  the discharge of industrial wastewater and storm water; and

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  the generation and disposal of both hazardous and nonhazardous wastes.

    Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. These laws or future legislation or administrative or judicial action with respect to protection of the environment may adversely affect our business.

    The Endangered Species Act and similar state laws protect species threatened with possible extinction. A number of species on our timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, karner blue butterfly, red cockaded woodpecker, bull trout, and various salmon species. Protection of threatened and endangered species may include restrictions on timber harvesting, road building and other forest practices on private, Federal and state land containing the affected species.

    Our Settlement of Unitholder Litigation May Result in Non-Cash Expense Which Could Adversely Affect Our Income Statements

    On April 9, 1999, we and our former general partner settled litigation relating to our conversion to a REIT. Under this settlement agreement, our former general partner has agreed to pay eligible unitholders up to $30 million if we do not meet specified five-year financial targets. This payment would be made, if at all, on or about April 15, 2004. The Securities and Exchange Commission's Staff Accounting Bulletin No. 79 provides that any payment made by our former general partner as part of this settlement will be accounted for as a deemed capital contribution by the former general partner to us, followed by a non-cash expense by us. The Staff Accounting Bulletin requires that payments made by a principal shareholder of a corporation be expensed by the corporation if the corporation receives any benefit as a result of such payment. Therefore, we will record a non-cash expense in the period in which, and to the extent that, it appears probable that a payment is required. Although any payments by our former general partner, as described above, will cause a corresponding reduction in our net income, it will have no impact on our cash flow.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seek," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those factors discussed in "Risk Factors." Some factors include changes in government regulations, and changes in economic conditions and competition in our domestic and export markets. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated or budgeted results as reflected in forward-looking statements relating to our operations and business include:

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  our failure to qualify as a REIT or our failure to achieve the expected competitive advantages of operating as a REIT;

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  an unanticipated reduction in the demand for timber products and/or an unanticipated increase in supply;

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  the failure to make strategic acquisitions or to integrate such acquisitions effectively or, conversely, the failure to make strategic divestitures;

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  management's focus and resources being diverted from other strategic opportunities and from operational matters during the integration process;

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  the impact of the loss of employees following the completion of the mergers; and

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  the failure to meet our expectations with respect to the timing of the mergers, our likely future performance and the desirability of the mergers.

    Accordingly, actual results may not conform to the forward-looking statements contained in this prospectus.

THE COMPANY

    After giving effect to the mergers, we will be the second largest private timberland owner in the United States, with over 7.8 million acres in 19 states. Our diverse timberland holdings will be located in five distinct regions and will be strategically situated near end-markets for our products.

USE OF PROCEEDS

    Unless the Optionholders utilize a permitted form of "cashless" exercise, we will receive cash consideration in connection with the exercise of the options held by the Optionholders. We intend to use any cash proceeds that we may receive in connection with these exercises for general corporate purposes.

    Georgia-Pacific issued the options to the Optionholders at various exercise prices that, as adjusted for the mergers, will range from $15.29 to $18.34 per share of our common stock.

PLAN OF DISTRIBUTION

    We are registering 3,705,364 shares of our common stock to be issued to the Optionholders upon the exercise by the Optionholders of their options for shares of Timber Company common stock which will become exercisable for shares of our common stock upon consummation of the mergers. The shares of our common stock offered by this prospectus will be listed on the New York Stock Exchange and the Pacific Exchange. We will pay all of the costs of this offering which we anticipate to be approximately $58,000.

LEGAL MATTERS

    The validity of the shares of our common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

    The consolidated/combined financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of Georgia-Pacific Corporation and the combined financial statements of The Timber Company incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We file reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

    We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

    The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us and our financial condition. The information incorporated by reference is considered to be part this prospectus. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (filed March 5, 2001);

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed May 10, 2001);

  •
  Our Current Reports on Form 8-K dated June 12, 2001 (filed June 12, 2001);

  •
  Our Registration Statement on Form 8-A, dated July 1, 1999 (filed July 1, 1999); and

  •
  Our Registration Statement on Form S-4/A, dated July 13, 2001 (filed July 13, 2001).

    You can obtain any of the documents incorporated by reference in this prospectus through us or from the SEC web site at "http://www.sec.gov." Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

    Plum Creek Timber Company, Inc.
    999 Third Avenue, Suite 2300
    Seattle, Washington 98104
    Attention: Director of Investor Relations
    Telephone No.: 1-800-858-5347

    We have not authorized anyone to give any information or make any representation about us that differs from or adds to the information in this prospectus or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

    If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this prospectus does not extend to you.

    The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth an estimate of the amount of fees and expenses to be incurred by Plum Creek in connection with the issuance and registration of the our common stock under this Registration Statement. All amounts shown are estimates except the Securities and Exchange Commission (the "SEC") registration fee.

SEC Registration Fee	$26,074
Printing Expenses	5,000
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	11,000
Miscellaneous	1,000

Total	$58,074

    All of the costs identified above will be paid by Plum Creek.

Item 15.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify any person in connection with a proceeding by or in the right of the corporation to procure judgment in its favor against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of such action, except that indemnification shall not be made in respect thereof if such person shall have been adjudged to be liable to the corporation unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that despite such adjudication such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation may pay for the expenses, including attorneys' fees, incurred by a director or officer in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Under the Delaware General Corporation Law, to the extent that a person is successful on the merits or otherwise in defense of a suit or proceeding brought against such person by reason of the fact that such person is or was a director, officer, employee or agent of Plum Creek, or is or was serving at the request of Plum Creek as a director, officer, employee or agent of another corporation,

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partnership, joint venture, trust or other enterprise, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Plum Creek's certificate of incorporation provides that no director of Plum Creek shall be liable to Plum Creek or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to Plum Creek or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

    The Delaware General Corporation Law permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, whether or not the corporation would have the power to indemnify such person against such liability. Plum Creek's bylaws permit Plum Creek to purchase and maintain insurance on behalf of directors, officers and certain other parties against any liability asserted against such person and incurred by such person in such capacity, whether or not Plum Creek would have the power or the obligation to indemnify such person.

    In addition, Plum Creek maintains a directors' and officers' liability policy.

Item 16.  Exhibits

2.1	Agreement and Plan of Merger by and between Plum Creek Timber Company, Inc., Georgia-Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc. and NPC Timber, Inc., dated as of July 18, 2000 and as amended on June 12, 2001 (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13, 2001).
2.2
Amended and Restated Agreement of Plan of Conversion, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc., Plum Creek Timber Company, L.P. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration File No. 333-71371, filed January 28, 1999).
2.3
Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, L.P., Plum Creek Acquisitions Partners, L.P. and Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).
2.4
Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).
3.1	Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 10-Q, File No. 1-10239, for the quarter ended September 30, 1999).
3.2	Amended and Restated By-laws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

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4.1	Form of Common Stock Certificate (Registration Statement on Form S-4, filed on January 28, 1999).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the Common Stock being registered.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Arthur Andersen LLP.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

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Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission, by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 13th day of August, 2001.

PLUM CREEK TIMBER COMPANY, INC.
By:	/s/ RICK R. HOLLEY Rick R. Holley President and Chief Executive Officer

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Rick R. Holley, William R. Brown and James A. Kraft, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICK R. HOLLEY Rick R. Holley	President, Chief Executive Officer and Director (Principal Executive Officer)	August 13, 2001
/s/ DAVID D. LELAND David D. Leland	Chairman of the Board and Directors	August 13, 2001
/s/ WILLIAM R. BROWN William R. Brown	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 13, 2001

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/s/ IAN B. DAVIDSON Ian B. Davidson	Director	August 13, 2001
/s/ JOHN G. MCDONALD John G. McDonald	Director	August 12, 2001
/s/ HAMID R. MOGHADAM Hamid R. Moghadam	Director	August 13, 2001
/s/ WILLIAM E. OBERNDORF William E. Oberndorf	Director	August 13, 2001
/s/ WILLIAM J. PATTERSON William J. Patterson	Director	August 13, 2001
/s/ JOHN H. SCULLY John H. Scully	Director	August 13, 2001

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INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and between Plum Creek Timber Company, Inc., Georgia-Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc. and NPC Timber, Inc., dated as of July 18, 2000 and as amended on June 12, 2001 (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13, 2001)
2.2
Amended and Restated Agreement of Plan of Conversion, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc., Plum Creek Timber Company, L.P. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration File No. 333-71371, filed January 28, 1999).
2.3
Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, L.P., Plum Creek Acquisitions Partners, L.P. and Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).
2.4
Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).
3.1	Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 10-Q, File No. 1-10239, for the quarter ended September 30, 1999).
3.2	Amended and Restated By-laws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).
4.1	Form of Common Stock Certificate (Registration Statement on Form S-4, filed on January 28, 1999).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the Common Stock being registered.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Arthur Andersen LLP.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

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EXPLANATORY NOTE
PLUM CREEK TIMBER COMPANY, INC. 3,705,364 SHARES OF COMMON STOCK
This investment involves risks. See the "Risk Factors" beginning on page 1.
TABLE OF CONTENTS
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS